March 3, 2020

Joseph L. Dowling
Chief Executive Officer and Chief Financial Officer
Jaws Acquisition Corp.
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

       Re: Jaws Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted February 5, 2020
           CIK No. 0001800682

Dear Mr. Dowling:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary
Our Acquisition Process, page 5

1. We note your disclosure on page 6 that your existing officers and directors have agreed
       (and future officers and directors will be required to agree) not to participate in the formation of, or become an officer or director of, any blank check company until you have entered into a definitive agreement regarding your initial business combination, failed to complete your initial business combination within 24 months from the completion of this offering or liquidated prior to the end of such 24 month period. Please reconcile this statement with your disclosure on page 8 that your independent directors may sponsor,
 Joseph L. Dowling
Jaws Acquisition Corp.
March 3, 2020
Page 2
         form or participate in other blank check companies similar to yours during the period in which you are seeking an initial business combination.
Summary Financial Data, page 30

2. Please expand your disclosure in the table to also include the "as adjusted" amounts at
         January 17, 2020 assuming consummation of the offering.
Risk Factors
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, page 58

3. Please expand this risk factor discussion of your right to redeem warrants for Class A shares to address the circumstances in which you can exercise this right, including the $10 threshold Class A stock price for exercise.
General

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



FirstName LastNameJoseph L. Dowling                            Sincerely,
Comapany NameJaws Acquisition Corp.
                                                               Division of
Corporation Finance
March 3, 2020 Page 2                                           Office of Energy
& Transportation
FirstName LastName